Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESIGNATION OF DIRECTOR

On 25 March 2015, the board of directors (the "Board") of China Southern Airlines Company Limited (the "Company") received a letter of resignation from Mr. Wang Quan Hua in respect of his directorship with the Company. Mr. Wang Quan Hua tendered his resignation as a non-executive director of the Company to the Board due to retiring, and Mr. Wang Quan Hua confirms that he has no disagreement in any respect with the Board and the Company, and there is no matter relating to his resignation that should be brought to the attention of the shareholders of the Company.

As Mr. Wang Quan Hua ceased to be a non-executive director of the Company on 25 March 2015, the Board now comprises ten members, which complies with the relevant laws and regulations. Mr. Wang Quan Hua also ceased to be a member of Remuneration and Assessment Committee under the Board on 25 March 2015.

The Board would like to express its sincere appreciation to Mr. Wang Quan Hua for his contribution to the Company's development during his terms of office.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

25 March 2015

As at the date of this announcement, the Directors include Si Xian Min, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.